UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)
(Amendment No. )*

Nature’s Sunshine Products, Inc.
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

639027101
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(CUSIP Number)

Paradigm Capital Management, Inc.
Nine Elk Street
Albany, NY 12207

with a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 22, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

CUSIP No. 639027101		13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS:	Paradigm Capital Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,578,737
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,578,737
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,578,737
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 639027101		13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS:	Candace K. Weir
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,578,737
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,578,737
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,578,737
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.2%
14		TYPE OF REPORTING PERSON:	IN

Item 1.	Security and Issuer.
The class of equity to which this Statement relates is the common stock, no par value per share (the “Common Stock”), of Nature’s Sunshine Products, Inc. (the “Issuer”), a company organized under the laws of the state of Utah, which has its principal offices at 75 East 1700 South, Provo, Utah 84606.

Item 2.	Identity and Background.
This Statement is filed by Paradigm Capital Management, Inc., a New York corporation (“Paradigm”) and Candace K. Weir, an individual (“Ms. Weir” and, together with Paradigm, the “Reporting Persons”).  The Reporting Persons are filing this Statement because they, together with one or more of the Hughes Parties (as defined below) and the Other Shareholder Parties (as defined below), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, as a result of the Voting Agreement, the Other Shareholder Agreements (as defined below) and the transactions contemplated thereby.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Paradigm’s principal business is investment management and it is controlled by Ms. Weir.  Ms. Weir is a U.S. citizen and the Chief Executive Officer of Paradigm.  Ms. Weir also owns a majority of the equity interest in Paradigm.  The principal business address of each of the Reporting Persons is Nine Elk Street, Albany, NY 12207.

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A copy of the Joint Filing Agreement between the Reporting Persons is filed as Exhibit 1 hereto.

Item 3.	Source and Amount of Funds and Other Consideration.
The responses of the Reporting Persons to Row (4) of the cover pages of this Statement are incorporated herein by reference.  No funds were used by the Reporting Persons in entering into the Voting Agreement.

Item 4.	Purpose of Transaction.
All of the shares of Common Stock reported herein were acquired for investment purposes.  Each of the Reporting Persons reviews on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, each Reporting Person and its affiliates may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, its affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person and its affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Page 4 of 7 Pages

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

On May 22, 2009, Paradigm entered into a voting agreement (the “Voting Agreement”) with Kristine F. Hughes, Pauline Hughes Francis and Eugene L. Hughes (collectively, the “Hughes Parties”) in their capacity as shareholders of the Issuer.

The Voting Agreement provides, among other things, that ten days following the date of the mailing of an Information Statement on Schedule 14F-1 to the shareholders of the Issuer, (i) the number of directors of the Board of Directors of the Issuer (the “Board”) will be increased to seven directors in accordance with Section 3.2 of the bylaws of the Issuer, (ii) with the exception of Kristine F. Hughes, all of the current members of the Board will resign as members of the Board, resulting in six vacancies on the Board, and (iii) Michael D. Dean, Albert R. Dowden, Pauline Hughes Francis, Willem Mesdag, Jeffrey D. Watkins and Ms. Weir will be appointed to fill such vacancies on the Board and will serve as directors until the next shareholders’ meeting at which directors are elected and until their respective successors are duly elected and qualified, unless they resign, are removed or are otherwise disqualified from serving as a director of the Issuer.  Pursuant to the Voting Agreement, the Issuer will use its commercially reasonable efforts to hold an annual meeting of shareholders no later than December 31, 2009 unless otherwise agreed by the then serving Board members (the “Next Annual Meeting”).

The Voting Agreement also provides that at the Next Annual Meeting the Issuer will nominate, and Paradigm and the Hughes Parties will vote all of the shares of Common Stock beneficially owned by them in favor of, each of the following individuals, with such nominees serving in the Board class set forth opposite his or her name:

Name Jeffrey D. Watkins	Class Class I	Term Expiry 2010
Willem Mesdag	Class I	2010
Michael D. Dean	Class II	2011
Candace K. Weir	Class II	2011
Kristine F. Hughes	Class III	2012
Pauline Hughes Francis	Class III	2012
Albert R. Dowden	Class III	2012

The Voting Agreement will terminate immediately following the Next Annual Meeting or any adjournment or postponement thereof, or December 31, 2009, whichever is earlier.

The Reporting Persons have been informed that on May 22, 2009, the Hughes Parties and Issuer entered into agreements substantially similar to the Voting Agreement (collectively, the “Other Shareholder Agreements”) with each of Prescott Group Aggressive Small Cap Master Fund, G.P., Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (collectively, the “Other Shareholder Parties”).  None of the Reporting Persons are a party to any of the Other Shareholder Agreements.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.
(a)-(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement  include the shares of Common Stock held by the applicable Reporting Person as well as those additional shares of Common Stock as such Reporting Person may be deemed to beneficially own as a control person or a member of a group.

As of May 29, 2009, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,578,737 shares of Common Stock.  Such shares constitute approximately 10.2% of the issued and outstanding shares of the Common Stock (based upon the 15,510,159 shares of the Common Stock stated to be issued and outstanding as of April 30, 2009 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).  Each Reporting Person has the sole or shared power to vote or direct the vote of the shares described in the responses of such Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares, in each case as described in such responses.

(c)  During the past 60 days, the Reporting Persons have made no purchases or sales of Common Stock.

(d)  None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as set forth in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated May 29, 2009.
2.
Voting Agreement, dated May 22, 2009, by and among the Issuer, Paradigm, Kristine F. Hughes, Pauline Hughes Francis and Eugene L. Hughes (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 28, 2009).

Page 6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 29, 2009

                                    PARADIGM CAPITAL MANAGEMENT, INC.

                                    By: /s/ Carl Florio
                                    Name: Carl Florio
                                    Title:  Director and Vice Chairman

                                    /s/ Candace King Weir
                                    Candace King Weir

Page 7 of 7 Pages